SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Liquid Holdings Group, Inc.

(Name of Issuer)

Common Stock, par value $.0001 per share

(Title of Class of Securities)

53633A 101

(CUSIP Number)

Brian Ferdinand

c/o Liquid Holdings Group, Inc.

800 Third Avenue, 39th Floor

New York, NY 10022

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 28, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

Page 1 of 12 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Brian Ferdinand

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER 5,044,010
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 5,044,010
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,044,010

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

20.6%

14	TYPE OF REPORTING PERSON

IN

Page 2 of 12 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ferdinand Holdings, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 2,963,652
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 2,963,652
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,963,652

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%

14	TYPE OF REPORTING PERSON

OO

Page 3 of 12 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

LT World Limited LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 259,953
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 259,953
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

259,953

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.1%

14	TYPE OF REPORTING PERSON

OO

Page 4 of 12 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Ferdinand Trading II LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 654,943
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 654,943
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

654,943

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14	TYPE OF REPORTING PERSON

OO

Page 5 of 12 pages

CUSIP No.: 53633A 101

1.	NAME OF REPORTING PERSON
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

LT World Partners LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER 153,413
SHARES
BENEFICIALLY	8	SHARED VOTING POWER -
OWNED BY
EACH	9	SOLE DISPOSITIVE POWER 153,413
REPORTING
PERSON WITH	10	SHARED DISPOSITIVE POWER -

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

153,413

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.6%

14	TYPE OF REPORTING PERSON

OO

Page 6 of 12 pages

EXPLANATORY NOTE

This Amendment No. 1 amends and restates in its entirety the Schedule 13D originally filed on August 12, 2013 (the “Original 13D”).

ITEM 1.	Security and Issuer.

The class of equity securities to which this Statement on Schedule 13D (this “Statement”) relates is the common stock, par value $0.0001 per share (the “Common Stock” or the “Shares”), of Liquid Holdings Group, Inc. (“LIQD”, the “Issuer” or the “Company”), with its principal executive offices located at 800 Third Avenue, 39th Floor, New York, New York 10022.

ITEM 2.	Identity and Background.

(a)-(c) and (f) The names of the persons filing this statement on Schedule 13D (the “Reporting Persons”) are:

Brian Ferdinand, a United States Citizen;

Ferdinand Holdings LLC, a Delaware limited liability company (“Ferdinand Holdings”);

LT World Limited LLC, a Delaware limited liability company (“LT World Limited”);

Ferdinand Trading II LLC, a Delaware limited liability company (“Ferdinand Trading”); and

LT World Partners LLC, a Delaware limited liability company (“LT World Partners”).

The principal occupation of Brian Ferdinand is acting as the Vice Chairman of the Board and Head of Corporate Strategy of the Company. Mr. Ferdinand is the sole member of each of LT World Limited, Ferdinand Trading and LT World Partners, and the sole voting member of Ferdinand Holdings, and the principal business of each of the foregoing entities is to act as a personal investment/business vehicle for Mr. Ferdinand. The principal office or business address of each Reporting Person is 800 Third Avenue, 39th Floor, New York, New York, 10022. By virtue of being the sole member of each of LT World Limited, Ferdinand Trading and LT World Partners, and the sole voting member of Ferdinand Holdings, Mr. Ferdinand may be deemed to beneficially own the Shares held directly by such entities; Mr. Ferdinand disclaims beneficial ownership of such Shares.

(d)–(e)          During the last five years, none of the Reporting Persons have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration

The source and amount of funds (excluding fees and expenses) used by the Reporting Persons in making the purchase of 80,079 shares of Common Stock on July 31, 2013 (as described in Item 5(c) of the Original 13D) was $720,711 from personal funds of Mr. Ferdinand. The source and amount of funds (excluding fees and expenses) used by the Reporting Persons in making the purchase of 153,413 shares of Common Stock on March 3, 2014 (as described in Item 5(c) of this Amendment No. 1) was $794,050 from personal funds of Mr. Ferdinand.

Page 7 of 12 pages

ITEM 4.	Purpose of Transaction.

Mr. Ferdinand is a founder and Vice Chairman of the Board and Head of Corporate Strategy of the Company.

None of the Reporting Persons has any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may determine to dispose of their Shares, in whole or in part, or acquire additional Shares, at any time and from time to time, subject to applicable laws. The Reporting Persons may also decide to develop and/or change the Reporting Persons’ intentions with respect to the Shares. Any such decision would be based on the Reporting Persons’ assessment of a number of different factors, including, without limitation, the business, prospects and affairs of LIQD, the market for the Shares, the condition of the securities markets, general economic and industry conditions and other opportunities available to the Reporting Persons.

ITEM 5.	Interest in Securities of the Issuer.

(a)          See chart below. The percentages set forth in this response are based on 24,486,388 shares of Common Stock outstanding as of November 8, 2013 as reported by the Issuer in its Form 10-Q filed on November 14, 2013.

Reporting Person	Shares Beneficially Owned	Percent of Class
Brian Ferdinand	5,044,010	20.6%
Ferdinand Holdings	2,963,652	12.1%
LT World Limited	259,953	1.1%
Ferdinand Trading II	654,943	2.7%
LT World Partners	153,413	0.6%
All Reporting Persons as Group	5,044,010	20.6%

(b)          Mr. Ferdinand has sole power to vote or direct the vote of and to dispose or direct the disposition of the 1,012,049 shares of Common Stock that he individually owns. Mr. Ferdinand and Ferdinand Holdings each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 2,963,652 shares of Common Stock held by Ferdinand Holdings. Mr. Ferdinand and LT World Limited each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 259,953 shares of Common Stock held by LT World Limited. Mr. Ferdinand and Ferdinand Trading each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 654,943 shares of Common Stock held by Ferdinand Trading. Mr. Ferdinand and LT World Partners each have sole power to vote or direct the vote of and to dispose or direct the disposition of the 153,413 shares of Common Stock held by LT World Partners.

Page 8 of 12 pages

(c)          The Reporting Persons did not effect any transactions in the Common Stock in the last sixty (60) days, other than as follows:

Reporting Person	Transaction Type	Transaction Date	Qty	Price Per Share
Ferdinand Holdings	Disposition pursuant to private agreements (no cash consideration was exchanged)	2/28/14	69,839	-
LT World Limited	Disposition pursuant to a private agreement (no cash consideration was exchanged)	2/28/14	314,830	-
LT World Partners	Open market purchase	3/3/14	153,413	$5.1759
Brian Ferdinand	Pledge of shares to secure a loan	3/3/14	1,012,049	-
Ferdinand Trading	Pledge of shares to secure a loan	3/3/14	654,943	-

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Company has entered into a registration rights agreement with certain of its stockholders, including the Reporting Persons, pursuant to which the Company has granted to such stockholders, their affiliates and certain of their transferees the right, under certain circumstances and subject to certain restrictions, to require the Company to register under the Securities Act of 1933 shares of the Company’s common stock (and other securities convertible into or exchangeable or exercisable for shares of the Company’s common stock) otherwise held by them. Shares registered under any such registration statement will be available for sale in the open market unless restrictions apply. The form of such registration rights agreement is attached hereto as Exhibit B and is incorporated herein by reference.

Mr. Ferdinand’s employment agreement with the Company provides for a grant of 341,274 restricted stock units, one-half of which will vest on May 15, 2014 and one-half of which will vest on May 15, 2015. The form of such employment agreement is attached hereto as Exhibit C and is incorporated herein by reference.

On March 3, 2014, Brian Ferdinand pledged 1,012,049 shares of Common Stock and Ferdinand Trading pledged 654,943 shares of common stock, in each case to Global Prime Partners Ltd. as security for a loan.

Page 9 of 12 pages

ITEM 7.	Material to be Filed as Exhibits.

No.	Description

A	Joint Filing Agreement (filed herewith)

B	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

C	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

Page 10 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:    March 5, 2014

Brian Ferdinand

Ferdinand Holdings LLC

LT World Limited LLC

Ferdinand Trading II LLC

LT World Partners LLC

By:	/s/ Brian Ferdinand
Brian Ferdinand, for himself, as the Sole Voting Member of Ferdinand Holdings, and as the Sole Member of each of LT World Limited, Ferdinand Trading and LT World Partners

Page 11 of 12 pages

EXHIBIT INDEX

No.	Description

A	Joint Filing Agreement (filed herewith)

B	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.25 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

C	Form of Employment Agreement (incorporated by reference to Exhibit 10.22 to the Issuer’s Form S-1/A filed with the Securities and Exchange Commission on June 19, 2013)

Page 12 of 12 pages